Exhibit 99.1

JetPay Announces Diane (Vogt) Faro

As Chief Executive Officer

Berwyn, PA—May 6, 2016 – JetPay Corporation (“JetPay” or the “Company”) (NASDAQ: “JTPY”), a leading provider of debit and credit card processing for merchants, payroll and human capital management, and prepaid card services, announced today that Diane (Vogt) Faro, a current member of the Company’s Board of Directors (“Board”), has been elected by the Board as Chief Executive Officer, effective May 5, 2016. Bipin C. Shah, the Chairman and Chief Executive Officer, has stepped down as Chief Executive Officer effective May 5, 2016, but will continue in his role as the Company’s Chairman and a member of the Board.

Ms. Faro has been a member of the Board since 2014. She most recently served as President of National Benefit Programs, LLC, a provider of brand loyalty and discount programs to small to mid-size businesses. Ms. Faro is a seasoned executive in the payments industry and has held numerous leadership positions that include President of Global Merchant Services at First Data Corporation, a payment processing company, where she was responsible for over $1 billion in annual revenue. Ms. Faro also served as President of First Data Alliance Group and was Chief Executive Officer of Chase Merchant Services LLC, which processed over $170 billion in payment volume annually during her tenure. Ms. Faro is a former President of the Electronic Transactions Association, served on the Boards of Merchant Link and Front Stream payments, and is one of the founding members of the Women’s Networking in Electronic Transactions (“W.net”).

“I am excited to join the management team of JetPay and see to it that we continue our growth trajectory into the future and our mission of providing innovative products and services with a focus on customer service,” Ms. Faro said. “We are grateful to Bipin for pursuing his vision and building the Company into what it is today. We are honored to have him remain as our Chairman and I look forward to working with him, the Board, and all of our dedicated employees to help JetPay reach its potential.”

About JetPay Corporation

JetPay Corporation, based in Berwyn, PA, is a leading provider of vertically integrated solutions for businesses including card acceptance, processing, payroll, payroll tax filing, human capital management and other financial transactions. JetPay provides a single vendor solution for payment services, debit and credit card processing, ACH services, and payroll and human capital management needs for businesses throughout the United States. The Company also offers low-cost payment choices for the employees of these businesses to replace costly alternatives. The Company’s vertically aligned services provide customers with convenience and increased revenues by lowering payments-related costs and by designing innovative, customized solutions for internet, mobile, and cloud-based payments. Please visit www.jetpay.com for more information on what JetPay has to offer or call 866-4JetPay (866-453-8729).

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. JetPay’s actual results may differ from its expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside JetPay’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to, (a) the possibility that JetPay’s acquisition of CollectorSolutions, Inc. (“CSI”) pursuant to the agreement and plan of merger, dated February 22, 2016 (the “merger agreement”), does not close when expected or at all; (b) the ability and timing to obtain required regulatory approvals and JetPay’s stockholder approval, and to satisfy or waive other closing conditions under the merger agreement; (c) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement or could otherwise cause the transaction to fail to close; (d) the ability of JetPay and CSI to promptly and effectively integrate their respective businesses; (e) the outcome of any legal proceedings that may be instituted in connection with the transaction; (f) the receipt of an unsolicited offer from another party for an alternative business transaction that could interfere with the proposed transaction; (g) the ability to retain key employees of JetPay and CSI after the transaction; (h) the possibility that there may be a material adverse change affecting JetPay or CSI, or that the respective businesses of JetPay or CSI may suffer as a result of uncertainty surrounding the transaction; and (i) the risk factors described under the heading “Risk Factors” in the Company’s Annual Report filed with the Securities and Exchange Commission (“SEC”) on Form 10-K for the fiscal year ended December 31, 2015, the Company’s Quarterly Reports on Forms 10-Q and the Company’s Current Reports on Form 8-K.

JetPay cautions that the foregoing list of factors is not exclusive. Additional information concerning these and other risk factors is contained in JetPay’s most recent filings with the SEC. All subsequent written and oral forward- looking statements concerning JetPay or other matters and attributable to JetPay or any person acting on its behalf, are expressly qualified in their entirety by the cautionary statements above. JetPay cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. JetPay does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.

Contacts

JetPay Corporation	JetPay Corporation
Peter B. Davidson	Gregory M. Krzemien
Vice Chairman and Corporate Secretary	Chief Financial Officer
(484) 324-7980	(484) 324-7980
peter.davidson@jetpaycorp.com	gkrzemien@jetpaycorp.com

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